Your **Vote** Counts!

SILVACO GROUP, INC.

2025 Annual Meeting
Vote by May 21, 2025
11:59 PM ET



SILVACO

SILVACO GROUP, INC.
4701 PATRICK HENRY DRIVE, BLDG #23
SANTA CLARA, CA 95054

V69570-P29261

You invested in SILVACO GROUP, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 22, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 8, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

May 22, 2025
9:00 a.m. PDT

Virtually at:
www.virtualshareholdermeeting.com/SVCO2025

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of 9 Director Nominees	
Nominees:	
1a. Anita Ganti	✔ **For**
1b. Hau Lee	✔ **For**
1c. William H. Molloie, Jr.	✔ **For**
1d. Anthony Ngai	✔ **For**
1e. Katherine Ngai-Pesic	✔ **For**
1f. Iliya Pesic	✔ **For**
1g. Walden Rhines	✔ **For**
1h. Jodi Shelton	✔ **For**
1i. Babak A. Taheri	✔ **For**
2. Proposal to approve an amendment and restatement of the Company's amended and restated certificate of incorporation to allow for the removal of directors by the stockholders without cause	✔ **For**
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.	

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V69571-P29261